SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G
            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                   AMERICA SERVICE GROUP INC.
                        (Name of Issuer)

             Common Stock, par value $0.01 per share
                 (Title of Class of Securities)

                           02364 L 109
                         (CUSIP Number)

                        December 31, 1998
     (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.02364 L 109                       Amendment No. 1 to 13G

(1)  Name of Reporting Person              Sandera Partners, L.P.

     I.R.S. Identification
     No. of Above Person (entities only)                      N/A
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group*                                (b)  [ X ]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship or Place of Organization                   Texas
-----------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                151,500
-----------------------------------------------------------------
                    (6)  Shared Voting Power                    0
-----------------------------------------------------------------
                    (7)  Sole Dispositive Power           151,500
-----------------------------------------------------------------
                    (8)  Shared Dispositive Power               0
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                  151,500
     by Each Reporting Person
-----------------------------------------------------------------
(10) Check Box if the Aggregate Amount in                   [ X ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------
(11) Percent of Class Represented by                         4.3%
     Amount in Row (9)
-----------------------------------------------------------------
(12) Type of Reporting Person*                                 PN
-----------------------------------------------------------------
*    SEE INSTRUCTIONS

CUSIP NO.02364 L 109                       Amendment No. 1 to 13G



(1)  Name of Reporting Person           Newcastle Partners, L.P.

     I.R.S. Identification
     No. of Above Person (entities only)                      N/A
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group*                                (b)  [ X ]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship or Place of Organization                   Texas
-----------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                  4,000
-----------------------------------------------------------------
                    (6)  Shared Voting Power                    0
-----------------------------------------------------------------
                    (7)  Sole Dispositive Power             4,000
-----------------------------------------------------------------
                    (8)  Shared Dispositive Power               0
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                    4,000
     by Each Reporting Person
-----------------------------------------------------------------
(10) Check Box if the Aggregate Amount in                   [ X ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------
(11) Percent of Class Represented by                          .1%
     Amount in Row (9)
-----------------------------------------------------------------
(12) Type of Reporting Person*                                 PN
-----------------------------------------------------------------
*    SEE INSTRUCTIONS

CUSIP NO.02364 L 109                       Amendment No. 1 to 13G


(1)  Name of Reporting Person                        Mark Schwarz

     I.R.S. Identification
     No. of Above Person (entities only)                      N/A
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group*                                (b)  [ X ]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship or Place of Organization        U.S. Citizenship
-----------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                      0
-----------------------------------------------------------------
                    (6)  Shared Voting Power              155,000
-----------------------------------------------------------------
                    (7)  Sole Dispositive Power                 0
-----------------------------------------------------------------
                    (8)  Shared Dispositive Power         155,000
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                  155,500
     by Each Reporting Person
-----------------------------------------------------------------
(10) Check Box if the Aggregate Amount in                   [   ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------
(11) Percent of Class Represented by                         4.4%
     Amount in Row (9)
-----------------------------------------------------------------
(12) Type of Reporting Person*                                 IN
-----------------------------------------------------------------
*    SEE INSTRUCTIONS

CUSIP NO.02364 L 109                       Amendment No. 1 to 13G


Item 2(a) Name of Person Filing:

               Pursuant to Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Statement on Schedule 13G is filed by Sandera Partners, L.P. ("Sandera"). In addition, although it specifically disclaims the beneficial ownership of the shares held thereby, Sandera has permitted Newcastle Partners, L.P. ("Newcastle") and Mark Schwarz ("Schwarz") (Newcastle and Schwarz collectively, the "Newcastle Group") to join in this Statement on Amendment No. 1 to Schedule 13G due to the fact that Schwarz may be deemed to beneficially own certain of the shares of Common Stock held by Sandera. Sandera and the Newcastle Group are collectively referred to herein as the Reporting Persons. The Reporting Persons included as Appendix A to their original Statement on Schedule 13G an agreement in writing that this Statement is filed on behalf of each of them.

          Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Sandera Capital Management, L.P. ("S.C.M."), Sandera Capital, L.L.C. ("Capital"), H.W. Partners, L.P. ("HW Partners"), H.W. Finance, L.L.C. ("HW Finance"), Hunt Financial Partners, L.P. ("Hunt Financial"), Hunt Financial Group, L.L.C. ("Hunt Group"), John A. (Pete) Bricker, Jr. ("Bricker"), Randall Fojtasek ("Fojtasek"), J. R. Holland, Jr. ("Holland"), Clark K. Hunt ("C. Hunt"), Lamar Hunt ("L. Hunt"), Mark E. Schwarz ("Schwarz") and Barrett Wissman ("Wissman"). Bricker, Fojtasek, Holland, C. Hunt, L. Hunt, Schwarz and Wissman are U.S. citizens and residents of the State of Texas.

Item 2(b) Address of Principal Business Office or, if none,
          Residence:

               The address of the principal business office of each of the members of the Newcastle Group is 4650 Cole
          Avenue, Suite 331, Dallas, Texas 75205.

               The address of the principal business office of Sandera and each of the other entities set forth herein is 1601 Elm Street, Suite 4000, Dallas, Texas 75201.

CUSIP NO.02364 L 109                       Amendment No. 1 to 13G


Item 4.             Ownership:

                    Sandera

          (a)  Amount Beneficially Owned:  151,500.

          (b)  Percent of Class:  4.2%

          (c)  Number of Shares as to which such person has:

             (i)    sole power to vote or to direct the vote:
                    151,500

             (ii)   shared power to vote or to direct the
                    vote:     4,000

             (iii)  sole power to dispose or to direct the
                    disposition of:  151,500

             (iv)   shared power to dispose or to direct the
                    disposition of:  4,000

          Sandera is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities.

          SCM is a Texas limited partnership, the principal business of which is serving as the general partner of Sandera and activities related thereto.

          Capital is a Texas limited liability company, the principal business of which is serving as the general partner of SCM and activities related thereto. Bricker, C. Hunt and Schwarz are the Managers of Capital; and Bricker (President) and C. Hunt (Vice President and Secretary) are its principal officers.

          Hunt Financial is a Texas limited partnership and holder of 75% of the equity interests in Capital. The principal business of Hunt Financial is financial management.

          Hunt Group is a Delaware limited liability company, the principal business of which is serving as the general partner of Hunt Financial and activities related thereto. Holland, C. Hunt and L. Hunt are the Managers of the Hunt Group; and Holland (President) and C. Hunt (Vice- President) are its principal officers.

CUSIP NO.02364 L 109                       Amendment No. 1 to 13G


Investment Advisors:
-------------------

     HW Partners is a Texas limited partnership, the principal business of which is serving as an investment advisor to Sandera, and other entities and activities related thereto.

     HW Finance is a Texas limited liability company, the principal business of which is serving as the general partner of HW Partners and activities related thereto. C. Hunt and Wissman are the Managers of HW Finance.

               Newcastle
               ---------

          (a)  Amount Beneficially Owned:  4,000

          (b)  Percent of Class:  .1%

          (c)  Number of Shares as to which such person has:

                  (i)    sole power to vote or to direct the
                         vote: 4,000

                  (ii)   shared power to vote or to direct the
                         vote:  0

                  (iii)  sole power to dispose or to direct
                         the disposition of: 4,000

                  (iv)   shared power to dispose or to direct the
                         disposition of:  0

               Schwarz
               -------

          (a)  Amount Beneficially Owned:  155,500

          (b)  Percent of Class:  4.3%

          (c)  Number of Shares as to which such person has:

                  (i)    sole power to vote or to direct the
                         vote: 0

                  (ii)   shared power to vote or to direct the
                         vote: 155,000

                  (iii)  sole power to dispose or to direct
                         the disposition of: 0

CUSIP NO.02364 L 109                       Amendment No. 1 to 13G



                  (iv)   shared power to dispose or to direct the
                         disposition of:  155,000

               Sandera has been advised by Schwarz, an officer and investment manager of Sandera's assets, that Newcastle, an entity in which Mr. Schwarz is the sole general partner, owns 4,000 shares of Common Stock of the Issuer. As a result, Schwarz may be deemed to indirectly beneficially own such 4,000 shares and the Sandera Securities.

               Sandera hereby expressly disclaims beneficial ownership of the shares of Common Stock held by the Newcastle Group pursuant to Rule 13d-4 of the Exchange Act. The Newcastle Group hereby expressly disclaims beneficial ownership of the securities held by Sandera pursuant to Rule 13d-4 of the Exchange Act.

Item 5.   Ownership of 5% or less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. [ X ]

CUSIP NO.02364 L 109                       Amendment No. 1 to 13G


Item 10.  Certifications:

     By signing below, each of the Reporting Persons certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Date:  February 12, 1999

                    Sandera Partners, L.P.

                    By:  Sandera Capital Management, L.P.,
                         its general partner

                         By:  Sandera Capital, L.L.C.,
                              its general partner

                              By:  /s/ JOHN A. BRICKER, JR.
                                 ----------------------------
                              Name:  John A.(Pete) Bricker, Jr.
                              Title:  President


                    Newcastle Partners, L.P.

                    By:  /s/ MARK SCHWARTZ
                       ---------------------------
                         Mark Schwarz,
                         its general partner


                         /s/ MARK SCHWARZ
                         -------------------------
                         Mark Schwarz



            Attention:  Intentional misstatements or
              omissions of fact constitute Federal
            criminal violations (see 18 U.S.C. 1001).